

October 22, 2010

Via U.S. Mail

Chris Miltenberger
President
Geos Communications, Inc.
430 North Carroll Avenue, Suite 120
Southlake, Texas 76092

> **Re: Geos Communications, Inc.**
> **Schedule TO-I**
> **Filed on October 14, 2010**
> **File No. 005-57499**

Dear Mr. Miltenberger:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO

Item 12. Exhibits

1. Please revise the exhibit index to include the certificate of designations for the Series I preferred stock and the form of new warrant agreement.

Offer to Exchange

Cover Page

2.   You state, here and elsewhere in the document, that you will issue Series I preferred stock and new warrants promptly after the date on which you accept and cancel securities tendered for exchange. Please revise to state that you will issue the new securities promptly after expiration rather than after acceptance. See Rule 14e-1(c) under the Exchange Act.

Questions Regarding the New Warrant

How many New Warrants will I receive in exchange for the Old Warrants…?, page 3

3.   We note that the number of new warrants offered will be equal to: (i) 50% of the number of shares of Series I preferred stock the holder will receive multiplied by (ii) the number of shares of common stock into which a share of Series I preferred stock would convert were it convertible immediately upon issuance as of the date of acceptance. Please advise us as to how you are complying with Item 1004(a)(1)(ii) of Regulation M-A. Please also advise us of the basis upon which the issuer concluded that this offer complies with Rule 13e-4(f)(1)(ii) and Rule 14e-1(b).

What are the material differences between the New Warrants and the Old Warrants, page 3

4.   Please revise to ensure that you have described all of the material differences between the old and new warrants. For example, revise to describe the exercise price of the old warrants issued in connection with the sale of the Series H preferred stock, any cashless exercise provisions, and the term of the warrants. Please consider presenting the comparison in a tabular format for both the preferred stock and warrants.

Procedures

Determination of Validity …, page 10

5.   You state here and elsewhere throughout the offering document and letter of transmittal that certain of your determinations with respect to the offer will be final and binding. Please revise to indicate that security holders may challenge your determinations in each instance in a court of competent jurisdiction.

Conditions of the Offer, page 12

6.   You state in the final paragraph of this section that you may assert conditions regardless of the circumstances giving rise to them. This disclosure contemplates that actions or

inactions by the offeror may be responsible for triggering the offer conditions. The inclusion of offer conditions is not objectionable when the conditions are objectively determinable and outside the control of the offeror. Please revise to remove the implication that the conditions may be triggered at your option.

Source and Amount of Consideration; Terms of Series I Preferred Stock and New Warrants

Consideration, page 14

7.   In the last paragraph of this section, please disclose the exercise price per share in the old warrants issued in connection with the sale of the Series H preferred stock, or advise.

Information About Geos Communications, Inc.

Financial Information, page 17

8.   Given that financial information required by Item 10 of Schedule TO has been incorporated by reference into your schedule, your summary financial information, as described in Item 1010(c)(1)-(3) of Regulation M-A, must be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Interpretation I.H.7. in the July 2001 Interim Supplement to Publicly Available Telephone Interpretations, available on our website.

9.   Please advise us how you concluded that pro forma financial information, as set forth in Item 1010(b) of Regulation M-A, is not material to this exchange offer.

Additional Information, page 21

10.   You state that you incorporate by reference certain filings made with the Commission after the date of your offering document. The federal securities laws do not authorize incorporation by reference into your offering document of future filings. Please revise to indicate that you will amend your offering materials to disclose material changes to the information published, sent or given to security holders, to the extent required.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments, or, if you require further assistance, you may call Peggy Kim, Special Counsel, at (202) 551-3411.

Sincerely,

David L. Orlic
Special Counsel
Office of Mergers & Acquisitions

cc: Via facsimile: (214) 661-6871
        Richard F. Dahlson, Esq.
        Jackson Walker L.L.P.